Exhibit 2.1

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This SECOND AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (this “Second Amendment”) is made and entered into as of August 1, 2006, between SECURE COMPUTING CORPORATION, a Delaware corporation (“Parent”) and CIPHERTRUST, INC., a Georgia corporation (the “Company”).

WHEREAS, Parent and Company are parties to that certain Agreement and Plan of Merger, dated as of July 11, 2006, with Peach Acquisition Corp., a Georgia corporation, and CT Shareholders’ Representative LLC, a Georgia limited liability company, as amended by that certain First Amendment, dated as of July 14, 2006 (as amended, the “Merger Agreement”); and

WHEREAS, Parent and Company desire to amend the Merger Agreement in accordance with Section 8.4 of the Merger Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Defined Terms. Capitalized terms used without definition in this Second Amendment have the meanings assigned to them in the Merger Agreement.

2. Amendment to Section 1.1 (Definitions). Section 1.1 (Definitions) of the Merger Agreement is hereby amended as follows:

(i) Working Capital. The defined term “Working Capital” is hereby deleted in its entirety and replaced with the following new definition of “Working Capital”:

“Working Capital” means the positive or negative number obtained by subtracting (A) the current liabilities of the Company (excluding deferred revenue) as of the Effective Time from (B) the current assets of the Company (excluding the amount of the Permitted Dividend to be paid in accordance with Section 4.2) as of the Effective Time. The calculation of Working Capital for purposes of this Agreement shall not take into account either the payment or the accrual of Expenses incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement.

3. Amendment of Section 4.2 of the Merger Agreement. Section 4.2 of the Merger Agreement is hereby amended by deleting Section 4.2 in its entirety and replacing it with the following new Section 4.2:

“4.2 Permitted Dividend. The Company will be permitted to make a one-time dividend to the Company Shareholders in an aggregate amount equal to the dollar amount of the cash, cash equivalents and short term investments on the Company Balance Sheet immediately prior to the Effective Time (such distribution, the “Permitted Dividend”). The amount of the Permitted Dividend will be subject to the following adjustments: (a) if, as of the Closing Date, the amount of (X) the Company’s accounts receivable (net of allowance for doubtful accounts) is less than (Y) the Company’s accounts payable plus accrued expenses (excluding any expenses that are payable or that may become payable in connection with this Agreement and the transactions contemplated by this Agreement), then the amount of the Permitted Dividend will be reduced by the amount of such difference, and (b) if, as of the Closing Date, there would be a Working Capital Shortfall (after taking into account any cash, cash equivalents and short term investments left behind in accordance with clause (a) above), then the amount of the Permitted Dividend will be reduced by the amount of such Working Capital Shortfall.”

4. Amendment of Article V of the Merger Agreement. Article V of the Merger Agreement is hereby amended by adding the following new Section 5.23 immediately following Section 5.22 of the Merger Agreement:

“5.23 Payment of Shareholder Representative Fees and Expenses. Promptly following the request therefor, Parent shall pay all fees and expenses incurred by the Shareholder Representative in connection with the performance of its obligations under this Agreement, the Escrow Agreement and any other agreement or instrument executed and delivered by the Shareholder Representative in connection with the Merger. In connection with any such request, the Shareholder Representative will deliver a written statement of the fees and expenses incurred by the Shareholder Representative in connection with the performance of its obligations hereunder or thereunder.”

5. Authorization. Each of the parties hereto hereby represents and warrants that:

(i) it has the requisite corporate power and authority to enter into this Second Amendment;

(ii) all corporate acts and other proceedings required to be taken by it to authorize the execution, delivery and performance of this Second Amendment and the consummation of the transactions contemplated hereby have been duly and properly taken; and

(iii) this Second Amendment has been duly executed and delivered and constitutes a valid and binding obligation, enforceable against it in accordance with its terms.

6. Effect of Second Amendment. This Second Amendment is hereby incorporated into and made a part of the Merger Agreement. Except as amended by this Second Amendment, all terms and provisions of the Merger Agreement shall continue and remain in full force and effect and binding upon the parties thereto.

7. Binding Effect. This Second Amendment shall be binding in all respects and inure to the benefit of the successors and permitted assigns of the parties hereto.

8. Governing Law. This Second Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without reference to its conflict of laws provisions, and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

9. Counterparts. This Second Amendment may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Second Amendment and all of which, when taken together, will be deemed to constitute one and the same Second Amendment.

[Signature page follows]

IN WITNESS WHEREOF, this Second Amendment to the Agreement and Plan of Merger has been executed on behalf of each of the parties hereto as of the day and year first written above.

SECURE COMPUTING CORPORATION

By:	/s/ Mary K. Budge
Name:	Mary K. Budge
Title:	Senior Vice President

CIPHERTRUST, INC.

By:	/s/ Thomas W. Williams
Name:	Thomas W. Williams
Title:	Chief Financial Officer